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                                EXHIBIT 3.1.(ii)



                           AMENDMENTS TO THE BY-LAWS
                                CO-COUNSEL, INC.


1. Amendment to Article IV, Section 4.1, adopted by the Board of Directors during a telephonic meeting held on May 3, 1996.

         Section 4.1 Number, Qualifications and Term. The business and affairs of the Company shall be managed and controlled by the board of directors; and, subject to any restrictions imposed by law, by the articles of incorporation, or by these bylaws, the board of directors may exercise all the powers of the company. The board of directors shall consist of five members. Such number may be increased or decreased by amendment of these bylaws, provided that no decrease shall effect a shortening of the term of any incumbent director. Directors need not be residents of Texas or shareholders of the Company absent provision to the contrary in the articles of incorporation or laws of the State of Texas. Except as otherwise provided in section 4.3 of these bylaws, each position on the board of directors shall be filled by election at the annual meeting of shareholders. Any such election shall be conducted in accordance with section 3.7. of the these bylaws. Each person elected a director shall hold office, unless removed in accordance with section 4.2. of these bylaws, until the next annual meeting of the shareholders and until his successor shall have been duly elected and qualified.